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| FORM 4 |                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Bowe                        David                            E.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                        16250 Dallas Parkway, Suite 102
--------------------------------------------------------------------------------
                                   (Street)

        Dallas                       Texas                            75248
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol

                       Ascendant Solutions, Inc. (ASDS.0B)
--------------------------------------------------------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year            July 2002
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X  Director     X  Officer                 10% Owner        Other
    ---             ---                     ---              ---
                        (give title below)                       (specify below)

          President, Chief Executive Officer, Chief Financial Officer
--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)
     X   Form filed by One Reporting Person
    ---
         Form filed by More than One Reporting Person
    ---
--------------------------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             4/2/02    A         V   425,000        A                                             D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            7/25/02    P              20,000        A         $0.18           20,000              I            By wife
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          15,250              I             (1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         550,000              D
------------------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                  $0.24              3/14/02           A        V                600,000
  (right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                  $1.00              3/14/02           D        V                              10,000
  (right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                  $5.40              3/14/02           D        V                              40,000
  (right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                  $5.94              3/14/02           D        V                             100,000
  (right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                  $2.66              3/14/02           D        V                             300,000
  (right to buy)
-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                            6. Date Exer-         7. Title and Amount of     8. Price    9. Number       10. Owner-    11. Na-
                               cisable and           Underlying Securities      of          of Deriv-        ship          ture
                               Expiration            (Instr. 3 and 4)           Deriv-      ative            Form          of In-
                               Date                                             ative       Secur-           of De-        direct
                               (Month/Day/                                      Secur-      ities            rivative      Bene-
                               Year)                                            ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                             ----------------------------------------------     5)          Owned            ficially      ship
                             Date        Expira-               Amount or                    at End           Owned at      (Instr.
                             Exer-       tion      Title       Number of                    of               End of        4)
                             cisable     Date                  Shares                       Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option         3/14/03(2) 3/14/12  Common Stock  600,000                     600,000             D
  (right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option         3/12/00    3/12/09  Common Stock   10,000                           0             D
  (right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option         9/07/00    9/07/09  Common Stock   40,000                           0             D
  (right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option         3/22/01    3/22/10  Common Stock  100,000                           0             D
  (right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option         5/12/01    5/12/10  Common Stock  300,000                           0             D
  (right to buy)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1) Represents securities held by the Reporting Person in a custodial capacity for his minor child.
(2) Notwithstanding certain acceleration events, the option becomes exercisable in six equal installments beginning on the first anniversary of the date of grant.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If this form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                 /s/ David E. Bowe              8/7/02
          -------------------------------  -----------------
          **Signature of Reporting Person        Date
                     David E. Bowe